Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN NATIONAL BANKSHARES INC.

The following table presents the calculation of the earnings to fixed charges:

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2009	2008	2008	2007	2006	2005	2004
(Dollars in thousands)
Income before income taxes	$6,300	$8,752	$11,202	$16,320	$16,545	$14,091	$11,045

Fixed charges:
Interest expense on deposits	$6,628	$9,543	$12,280	$15,535	$13,349	$7,803	$6,507
Interest expense on federal funds purchased	—	—	—	—	—	—	—
Interest expense on short-term borrowings	548	1,340	1,629	1,860	1,453	—	—
Interest expense on long-term borrowings	1,306	1,453	1,930	1,975	1,859	937	972

Total fixed charges	$8,482	$12,336	$15,839	$19,370	$16,661	$8,740	$7,479

Ratio of earnings to fixed charges:(1)

Including deposit interest	174%	171%	171%	184%	199%	261%	248%

Excluding deposit interest	440%	413%	415%	526%	600%	1604%	1236%

(1)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

For the purpose of the above calculations, “earnings” consist of income from continuing operations before adjustments for income taxes plus fixed charges. “Fixed charges” consist of interest costs, the interest component of rental expense and amortization of debt issuance costs.